Exhibit 99.1
                                                                    ------------

                               Continuation Sheet
                                     Form 4
                             Statement of Changes in
                              Beneficial Ownership


(1) The stockholder is Warburg Pincus Ventures, L.P. ("Ventures"). Following the distribution Ventures beneficially owns 10,672 shares of common stock ("Common Stock") of Kyphon Inc. (the "Issuer"). The sole general partner of Ventures is Warburg Pincus Partners LLC, a New York limited liability company ("WPP LLC") and a subsidiary of Warburg Pincus & Co., a New York general partnership ("WP"). Warburg Pincus LLC (formerly E.M. Warburg Pincus & Co., LLC), a New York limited liability company ("WP LLC"), manages Ventures. By reason of the provisions of Rule 16a-1 of the Exchange Act, WPP LLC, WP and WP LLC may be deemed to be the beneficial owners of the Common Stock held by Ventures, although WPP LLC, WP and WP LLC disclaim beneficial ownership of the Common Stock except to the extent of any indirect pecuniary interest therein. Ms. Weatherman, a director of the Issuer, is a general partner of WP and a member of WP LLC. As such, Ms. Weatherman may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 of the Exchange Act) in an indeterminate portion of the shares beneficially owned by Ventures, WP LLC, WP and WPP LLC. Ms. Weatherman disclaims beneficial ownership of such shares except to the extent of any indirect pecuniary interest therein. Ms. Weatherman does not directly own any shares of common stock of the Issuer.

(2) On July 29, 2005, Ventures distributed an aggregate of 3,520,656 shares of Common Stock to its partners.

(3)      Price not applicable.